SEC File Number: 000-55233

CUSIP Number: 45250D202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

iMine Corporation
Full Name of Registrant

N/A
Former Name if Applicable

488 NE 18th Street #511
Address of Principal Executive Office (Street and Number)

Miami, FL 33132
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

iMine Corporation (“iMine” or “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ending July 31, 2022, within the prescribed time period without unreasonable effort or expense. Our independent public accounting firm has indicated to iMine that it will be unable to meet the filing deadline for our Form 10-K filing for the fiscal year ending July 31, 2022 and has requested that the company make this Form 12b-25 notice of late filing.

We currently anticipate that the Form 10-K for the fiscal year ended July 31, 2022, will be filed as soon as practicable and no later than the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of the person to contract in regard to this notification.

Jose Maria Eduardo Gonzalez Romero	(786)	553-4006
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 1, 2022, the Company entered into an Agreement and Plan of Reorganization dated June 30, 2022 (the “Agreement”) with RAC Real Estate Acquisition Corp., a Wyoming Corporation (“RAC”) incorporated on May 11, 2022, and the Shareholders of RAC, namely Frank Gillen, Francis Pittilloni, and Yolanda Goodell (“Shareholders”), whereby the Company  issued to the Shareholders a combined 100,000 shares of Series A Preferred Stock, par value of $0.001 per share in consideration for a combined 1,000 shares of RAC common stock, par value $0.001, held by Shareholders, which represents 100% of the issued and outstanding capital stock of RAC. As a result, RAC became a wholly owned subsidiary of the Company.

Shareholders of RAC paid a combine capital contribution of $500,000 in cash as consideration for their combine 1,000 shares of RAC common stock.

For financial accounting purposes, this transaction was treated as a reverse acquisition by RAC and resulted in a recapitalization with RAC being the accounting acquirer and the Company as the acquired company. The consummation of this reverse acquisition resulted in a change of control. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, RAC, and have been prepared to give retroactive effect to the reverse acquisition completed on June 30, 2022 and represent the operations of RAC. The consolidated financial statements after the acquisition date, June 30, 2022, include the balance sheets of both companies at fair value, the historical results of RAC and the results of the Company from the acquisition date. All share and per share information in the consolidated financial statements and footnotes has been retroactively restated to reflect the recapitalization.

Based on preliminary information, for the period from inception (May 11, 2022) to July 31, 2022, the Company expects to report revenue of $1,106, and a loss of approximately $23,238, or $(0.10) per share (basic and diluted).

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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iMine Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2022	By:	/s/ Jose Maria Eduardo Gonzalez Romero
Jose Maria Eduardo Gonzalez Romero, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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